BIOMETRX, INC.
500 North Broadway
Jericho, New York 11753
(516) 937-3820
(516) 937-2880

                            June 25, 2007
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BioMETRX, Inc.
Form SB-2
SEC File No. 333-140628

Gentlemen:

The undersigned being the issuer described in the above referenced registration statement (the “Company”) is hereby requesting acceleration of the effective date of the registration statement so that it may become effective at 4:30 p.m., EST or as soon thereafter on Monday, June 25, 2007 as is reasonably practicable.

The Company acknowledges and confirms that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing;

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIOMETRX, INC.

By:	/s/ J. Richard Iler
J. Richard Iler, Chief Financial Officer